[Desc Logo]
                                                                     Exhibit 3

                                             FOR IMMEDIATE RELEASE

                                             Contact: DESC
                                                      Arturo D'Acosta Ruiz
                                                      Mariana Alvarez  Neder
                                                      011 525 261 8000
                                                      desc@mail.desc.com.mx
                                                             - or -
                                                      CITIGATE DEWE ROGERSON
                                                      Mikhal Stein
                                                      305 381 6500
                                                      mstein@cg-mi.com


             DESC, S.A. DE C.V., WILL EXPAND CAPACITY AT THEIR CAST
             ------------------------------------------------------
                       ALUMINUM WHEEL PLANT IN CHIHUAHUA
                       ---------------------------------


                     MEXICO CITY, Mexico, November 30, 1999 -- DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) today announced that through Unik S.A. de C.V. its wholly owned autopartes subsidiary and Unik's partner Hayes Lemmerz International (NYSE: HAZ) will expand capacity at their cast aluminum wheel plant in Chihuahua, Mexico.

                     The $23 million expansion will be completed in 2001 and will result in an increase in annual production from 300,000 to 1.2 million cast aluminum wheels.

                     This additional capacity will provide Hayes Lemmerz and Unik an opportunity to meet expected demand for world-class aluminum wheels and to increase their market share in the NAFTA region. Also for Unik "Adding capacity in Mexico is the latest milestone in our continuing effort to serve our global customers. This expansion will bring the most advanced casting technology to produce world class quality products," said Emilio Mendoza, Chief Executive Officer of Unik S.A. de C.V.






DESC S.A. DE C.V.
PASEO DEL LOS TAMARINDOS 400-B
BOSQUES DE LAS LOMAS
05120 MEXICO D.F.
WWW.DESC.COM.MX

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